UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navian Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Walnut Street, Suite 2500
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bob Jenkins	(513) 878-1090	bjenkins@naviancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

July 1, 2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Jenkins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navian Capital Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC Supplemental Support

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Navian Capital Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2025 and
Independent Auditors' Report
and Supplementary Information

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

UHY LLP
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2025

Navian Capital Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2500
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Tim Bonacci
Navian Capital Securities, LLC
425 Walnut Street, Suite 2500
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

Navian Capital Securities, LLC

Table of Contents



UHY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Navian Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navian Capital Securities, LLC as of December 31, 2025, the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navian Capital Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Navian Capital Securities, LLC as of December 31, 2024, and for the year then ended were audited by Flynn & Co., which merged with UHY LLP on July 1, 2025. Their report, dated March 20, 2025, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of Navian Capital Securities, LLC's management. Our responsibility is to express an opinion on Navian Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navian Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Navian Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Navian Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.



UHY LLP

We have served as Navian Capital Securities, LLC's auditor since 2008.
Albany, New York
June 8, 2026

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Current Assets		
Cash and cash equivalents	$	559,341
Accounts receivable		1,164,436
Investments		644,882
Prepaids and other current assets		24,673
Total current assets		2,393,332
Restricted cash		50,000
Fixed assets, net		17,410
Total Assets	$	2,460,742

Liabilities and Member's Equity

Current Liabilities		
Accounts payable	$	708,292
Accrued liabilities		892,404
Total current liabilities		1,600,696
Member's Equity		860,046
Total Liabilities and Member's Equity	$	2,460,742

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues	
Trade spread	$ 13,284,846
Total Revenues	13,284,846
Expenses	
Payroll and related expenses	7,490,209
Marketing	1,715,005
Clearing fees	650,638
Professional fees	244,089
Technology expense	110,138
Licensing and registration	51,035
Occupancy expense	12,000
Travel	27,231
Bad debt expense	11,452
Employee benefits	5,383
Other	5,036
Depreciation	1,457
Total Expenses	10,323,673
Other Income and Expenses	
Interest expense, net	(37,582)
Other expense	(6,114)
Total Other Expenses, net	(43,696)
Net Income	2,917,477
Other Comprehensive Income	
Unrealized gain on available for sale securities	9,694
Total Comprehensive Income	$ 2,927,171

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Accumulated Other Comprehensive Income	(Accumulated Deficit) Retained Earnings	Total Equity
Balance at December 31, 2024	$ 1,210,000	$ (55,523)	$ (421,602)	$ 732,875
Net Income	-	-	2,917,477	2,917,477
Distributions	-	-	(2,800,000)	(2,800,000)
Net change in unrealized loss on available-for-sale securities	-	9,694	-	9,694
Balance at December 31, 2025	$ 1,210,000	$ (45,829)	$ (304,125)	$ 860,046

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities:

Net Income	$	2,927,171
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		1,457
Decrease in accounts receivable		326,150
Increase in investments		(9,298)
Decrese in prepaid expense		3,150
Decrease in accounts payable		(16,935)
Decrease in accrued liabilities		(158,976)
Net cash provided by operating activities		3,072,719

Cash Flows from Investing Activities:

Purchase of fixed assets		(18,867)
Net cash used in investing activities		(18,867)

Cash Flows from Financing Activities:

Member distributions		(2,800,000)
Net cash used in financing activities		(2,800,000)
Net increase in cash, cash equivalents and restricted cash		253,852
Cash, cash equivalents and restricted cash, beginning of year		355,489
Cash, cash equivalents and restricted cash, end of year	$	609,341

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Navian Capital Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Navian Capital, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(ii) of that Rule. Additionally, certain of the Company's activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions and referral transactions. The Company has identified its Chief Executive Officer, Timothy Bonacci, as the chief operating decision maker ("CODM"), who uses net income, as presented in the accompanying statement of operations, to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 55 percent of its total revenues from two external customers in 2025. Total assets per the statement of financial condition represents the total assets of the Company's single reportable segment. In addition, segment revenue, significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). ASU 2025-05 relates to estimating credit losses under CECL for current accounts receivable and current contract assets, providing a practical expedient for the Company to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. The Company would be required to adjust historical data used in the estimation to reflect current conditions. Further, an accounting policy election can be made to consider subsequent collections of balances received after the balance sheet date through a date selected by the entity provided that the date selected is when or before the financial statements are available to be issued. The new guidance will be effective for years beginning after December 15, 2025. The Company is currently evaluating the impact of adopting ASU 2025-05 in its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, (ASU 2023-09) which requires entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Company's financial statements, as the Company is not subject to income taxes at the entity level.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition to the total amounts shown in the statement of cash flows:

Cash and cash equivalents:	$559,341
Restricted cash:	50,000
Total cash, cash equivalents and restricted cash:	$609,341

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses (FASB ASC 326-20). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from settled trades, accrued interest receivables and cash deposits. All of the Company's trades, where the Company is part of the trade and settle process, are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. All referral transaction receivables, as described in Note G (Revenue Recognition – Referral Fees), are receivable from broker-dealers with high credit quality and receivable within thirty days. The Company continually reviews the credit quality of its counterparties.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for credit losses based on management's periodic review of accounts. For the allowance for credit losses, the Company utilizes a Loss Rate Method. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2025, management had determined that no allowance for credit losses is required. Management had determined no allowance for credit losses is required due to low historical write offs, no events that would imply future conditions of probably collection on accounts to be materially different than historical experience, and a customer base of well capitalized and regulated financial institutions. As of January 1, 2025, the balance of accounts receivable was $1,490,586.

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

Investments

The Company accounts for investments in accordance with the provisions of ASC 320 *Investments—Debt Securities* which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method. Additional disclosures for the securities available-for-sale are included in Note C and Note D.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $574,020 at December 31, 2025. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 1.5853 to 1 at December 31, 2025.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits. The amount of cash and cash equivalents in excess of FDIC insurance limits totaled $308,152 at December 31, 2025.

The Company also holds available-for-sale securities, which consist of equity-linked certificates of deposit and notes. These securities are issued by high credit quality financial institutions. The certificates of deposit are insured up to FDIC insurance limits, while the notes are not insured by FDIC limits. The amount of available-for-sale certificates with exposure to credit risk totaled $555,882 at December 31, 2025.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company applies the guidance of FASB 740-10, *Income Taxes – Overall* ("ASC 740"), which, among other factors, requires that an uncertain tax position be "more likely than not" (i.e., greater than 50% likelihood) of being realized before the related benefit or expense is recognized in the financial statements.

Further, ASC 740 requires that the benefit or expense that is recorded in the financial statements be the amount that is most likely to be realized if the Company assumes a review by tax authorities that have all relevant information and who apply current conventions. As of December 31, 2025, there were no material uncertain tax positions that required recognition or disclosure in the accompanying financial statements. The Company's policy is to include any accrued interest and penalties, related to uncertain tax positions, in income tax expense.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through June 8, 2026, the date of the filing of this report. On April 10, 2026, the Company issued a distribution amounting to $800,000 to the Member.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $50,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2025, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2025, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 89,960	$ -	$ (960)	$ 89,000
Equity linked Notes	600,750	10,740	(55,608)	555,882
Total securities available for sale	$ 690,710	$ 10,740	$ (56,568)	$ 644,882

NOTE D – FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB 820, *Fair Value Measurement* (ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can the access at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant at the fair value measurement in its entirety.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2025, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ -	$ 89,000	$ -	$ 89,000
Equity linked Notes	-	555,882	-	555,882
Total assets at fair value	$ -	$ 644,882	$ -	$ 644,882

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The Company utilizes the daily market-to-market pricing provided by its clearing firm to estimate fair value of the financial instruments. Unobservable inputs include interest rates, underlying equity index levels, and issuer credit spreads. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant other observable inputs (level 2) during the year ended December 31, 2025:

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In	Ending Balance
Assets:					
Equity linked CDs	$ 114,000	$ (960)	$ (24,040)	$ -	$ 89,000
Equity linked Notes	521,584	(44,868)	79,166	-	555,882
Total assets	$ 635,584	$ (45,828)	$ 55,126	$ -	$ 644,882

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2025:

	2025
Furniture and fixtures	$ 4,673
Office equipment	6,846
Computer equipment	30,003
	41,522
Less accumulated depreciation	(24,112)
Fixed assets, net	$ 17,410
Depreciation expense	$ 1,457

NOTE F – RELATED PARTIES

The Company has an expense sharing agreement with the Member for the allocation of rent and office expenses, employee benefits and legal fees. During 2025, the Company incurred rent, office, benefits and legal expenses relating to this agreement totaling $17,383.

NOTE G – REVENUE RECOGNITION

Significant Judgments

Revenue from contracts with customers trade spread realized from riskless principal trade activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE G – REVENUE RECOGNITION

Trade Spread

Distribution fees. The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to distribute to its broker-dealer customers. The Company may receive distribution fees in the form of a price markup on securities, whereas the Company will purchase and sell on a riskless principal basis and receive the markup on trade date of the securities. The Company believes that its performance obligation is the sale of securities to customers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable distribution fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral fees. The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to refer transactions of the Company's broker-dealer customers to the issuers of the securities. The Company may receive referral fees in the form of spread payment based on the referred transaction size, whereas the Company will refer the securities transaction to the issuer, the issuer will sell the securities to the Company's broker-dealer customers, and the issuer will then pay the Company a referral fee via invoicing process. The Company believes that its performance obligation is the referral of the securities transaction to the issuers and as such this is fulfilled on the trade date of the issuer's sale to a broker-dealer customer. Any fixed amounts are recognized on the trade date. The Company does not receive variable referral fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source at December 31, 2025:

Distribution Fees:	$ 11,677,635
Referral Fees:	1,607,211
Total Revenue:	$ 13,284,846

NOTE H – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2025, consist of the following:

	Receivable	Payable
Clearing Organization:	$ 1,071,562	$ 40,900
Broker-Dealers:	133,774	-
Total:	$ 1,205,336	$ 40,900

NOTE I – COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2025, the Company has no material commitments or contingent liabilities that require accrual or disclosure in the accompanying financial statements.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Net Capital:		
Member's equity	$	860,046
Nonallowable assets		(267,011)
Haircuts on securities		(19,015)
Net Capital		574,020
Minimum Capital Required to be Maintained		
(Greater of $100,000 or 6-2/3% of aggregate indebtedness)		(100,000)
Excess Net Capital	$	474,020
Aggregate Indebtedness to Net Capital	$	909,986
Ratio of Aggregate Indebtedness to Net Capital		1.5853 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2025)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	624,345
Adjustments		
Nonallowable asset, clearing firm deposit		(50,000)
Undue concentration haircuts		(325)
Total adjustments		(50,325)
Net Capital, computation herein	$	574,020

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as well as the Company's reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Navian Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Navian Capital Securities, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as the Company's activities are limited to receiving transaction-based compensation for referring securities transactions to other broker dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provision contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navian Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
June 8, 2026

Navian Capital Securities, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2025

Navian Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii) exemption provisions.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Navian Capital Securities, LLC__
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

June 5, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Navian Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Navian Capital Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
June 8, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
NAVIAN CAPITAL SECURITIES LLC	8-67695

For the fiscal period beginning   1/1/2025   and ending   12/31/2025

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) — $ 13,284,846.00

2 Additions:

a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

b Net loss from principal transactions in securities in trading accounts.

c Net loss from principal transactions in commodities in trading accounts.

d Interest and dividend expense deducted in determining item 1.

e Net loss from management of or participation in the underwriting or distribution of securities.

f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

g Net loss from securities in investment accounts.

h Add lines 2a through 2g. This is your **total additions**. — $ 0.00

3 Add lines 1 and 2h — $ 13,284,846.00

4 Deductions:

a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

b Revenues from commodity transactions.

c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $ 650,638.00

d Reimbursements for postage in connection with proxy solicitations.

e Net gain from securities in investment accounts.

f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

h Other revenue not related either directly or indirectly to the securities business.

Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

c Enter the greater of line 5a or 5b — $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. — $ 650,638.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 12,634,208.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 18,951.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 7,953.00
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 7,953.00
d	Add lines 11a through 11c	$ 7,953.00
12	**LESSER** of line 10 or 11d.	$ 7,953.00
13 a	Amount from line 8	$ 18,951.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 7,953.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 10,998.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 10,998.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-67695	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	NAVIAN CAPITAL SECURITIES LLC 425 WALNUT STREET SUITE 2500 CINCINNATI, OH 45202		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NAVIAN CAPITAL SECURITIES LLC	Sarah Russell
(Name of SIPC Member)	(Authorized Signatory)
2/26/2026	srussell@cxgllc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.